ASANKO GOLD FURTHER STRENGTHENS ITS MANAGEMENT TEAM WITH THE APPOINTMENT OF AN INTERNATIONALLY EXPERIENCED GENERAL MANAGER - OPERATIONS

Vancouver, British Columbia, April 30, 2013: Asanko Gold Inc. (“Asanko” or the “Company”) (TSX/NYSE MKT: AKG) is pleased to announce the appointment of Patrick Kpekpena as General Manager - Operations at its flagship Esaase Gold Project in Ghana, West Africa.

Patrick is a Ghanaian Mining Engineer with extensive project management and operations experience both within Ghana and internationally. Patrick has held senior managerial positions in Ghana, South Africa, Tanzania and Canada with a number of major mining companies including Gold Fields and De Beers.

Patrick was most recently Mine Manager and relief General Manager for Endeavour Mining Corporation’s (formerly Adamus Resources) Nzema Gold Project, in Ghana, through its start-up, commissioning and into operations.

Prior to this Patrick held senior management positions at a number of operations around the world. These included four years as Manager - Mining at Ghana’s largest mine, Gold Fields’ Tarkwa mine.  He spent nine years with the De Beer’s Group in a number of roles at the Williamson Diamond Mine in Tanzania, the Premier Diamond Mine (now Cullinan Diamonds) in South Africa.  In addition Patrick played a central role in the lead up to the development and opening of the De Beers Snap Lake Mine in Canada.

Patrick, a highly respected Ghanaian national, has extensive Project Management and Operational Experience. These skills complement the Esaase Gold Project with the in-country leadership and operating skills that are required as the Company completes the Feasibility Study and prepares for the building of the mine.

Asanko’s President and CEO, Peter Breese, comments:

“We are very happy to have recruited Patrick at this ideal time, as his extensive Ghanaian and International experience rounds off the skills and talents of the outstanding development team that we put in place towards the end of last year.  Patrick’s wide range of experience puts him in an ideal position to make a telling contribution to meet our build and operating goals for the Esaase Gold Project”.

Asanko currently has approx. $200 million USD cash in the bank, which in the current challenging market gives it a competitive advantage over the majority of its peers. It is well positioned to rapidly advance the Esaase Gold Project with The Pre-Feasibility Study substantially complete and scheduled to be published as previously advised to the market during the second quarter of 2013. Asanko is still on target to be in production at steady state late in 2015.

On behalf of the Board of Directors,

___________________________

Peter Breese, President & CEO

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders.  Our immediate focus is on near term gold production at our multi-million ounce Esaase Gold Project located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is well financed with no debt, and is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Asanko trades on the TSX and the NYSE MKT under the symbol AKG.

For more information about Asanko Gold visit the website at www.asanko.com or contact:

Peter Breese, President & CEO

Telephone: +27-82-888 6852

E Mail: peter.breese@asanko.com

or:

Greg McCunn, CFO

Telephone: +1-778-729-0604

Email: greg.mccunn@asanko.com

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.